UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________    to __________

Commission file number 1-475

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

A. O. Smith Retirement Security Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

A. O. Smith Corporation
11270 West Park Place
Milwaukee, WI 53224

REQUIRED INFORMATION

1.Not Applicable.
2.Not Applicable.
3.Not Applicable.
4.The A. O. Smith Retirement Security Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.
Signature
Exhibits
23.1    Consent of Independent Auditors

A. O. SMITH
RETIREMENT SECURITY PLAN
Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
A.O. Smith Retirement Security Plan
Milwaukee, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the A.O. Smith Retirement Security Plan (“the Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

We have served as the Plan’s auditor since 1993

June 16, 2021
Milwaukee, Wisconsin

A. O. SMITH
RETIREMENT SECURITY PLAN

Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:
Investment at Fair Value:
Plan interest in A.O. Smith Corporation Master Trust	$497,779,390	$443,978,977
Total investments	497,779,390	443,978,977
Receivables:
Notes receivable from participants	9,175,172	9,258,528
Company contributions	6,053,644	5,915,043
Due from brokers for securities transactions (net)	72,411	89,326
Accrued Interest	27,644	31,867
Total receivables	15,328,871	15,294,764
Net assets available for benefits	$513,108,261	$459,273,741
The accompanying notes to the financial statements
are an integral part of this statement

A. O. SMITH
RETIREMENT SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019

	2020	2019
Increases:
Change in plan interest in A.O. Smith Corporation Master Trust	$53,563,378	$69,596,870
Interest income from participant loans	427,554	416,786
Net income	53,990,932	70,013,656
Contributions:
Company	13,411,852	12,970,314
Participants	18,361,934	17,350,872
Rollovers	1,655,923	1,631,175
Total contributions	33,429,709	31,952,361
Total increases	87,420,641	101,966,017
Decreases:
Benefit and withdrawal payments	33,586,121	34,553,676
Change in net assets available for benefits	53,834,520	67,412,341
Net assets available for benefits:
Beginning of year	459,273,741	391,861,400
End of year	$513,108,261	$459,273,741
The accompanying notes to the financial statements
are an integral part of this statement.

A. O. SMITH
RETIREMENT SECURITY PLAN
Notes to Financial Statements
December 31, 2020 and 2019

1. Description of Plan and Significant Accounting Policies
The A. O. Smith Retirement Security Plan (the Plan) was originally established as the A.O. Smith Profit Sharing Retirement Plan (the Plan) in 1956. Effective January 1, 2010, the Plan was renamed the A. O. Smith Retirement Security Plan and the accounts of all non-union participants maintained under the A. O. Smith Corporation Savings Plan were transferred into the Plan. The Plan generally covers salaried or commissioned employees of A. O. Smith Corporation (the Company), its subsidiaries and affiliates and the non-union hourly employees of the Company’s facilities in Ashland City, TN; Charlotte, NC; Cookeville, TN; Dallas, TX; El Paso, TX; Florence, KY; Franklin, TN; Haltom City, TX; Lebanon, TN; McBee, SC; Milwaukee, WI; Nashville, TN; Orlando, FL; Plymouth, MI and Pompano Beach, FL providing a convenient means of savings with the assistance of the Company. To be eligible, certain employees must either be employed at a rate expected to work 1,000 hours of service in a plan year or actually complete 1,000 hours of service during their first 12 months of employment or any plan year thereafter. Employees are eligible to participate in the Plan on the first day of the month after the individual qualifies as an eligible employee. Employees elect to participate by designating a portion of their earnings to be contributed to an account maintained on behalf of the participant. Participants direct the investment of their contributions into various investment options offered by the Plan.
Effective January 1, 2010, the Plan was revised to satisfy the safe harbor requirements of Internal Revenue Code 401(k)(13) as follows:
a.An automatic enrollment feature was instituted, along with an annual automatic increase in employee pre-tax contributions;
b.Plan participants have the ability to contribute up to 100% of eligible compensation on a pre-tax basis; the company will make a matching contribution equal to 100% of the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation contributed to the Plan, for a maximum annual matching contribution of 3.5%; and
c.All matching contributions vest after two years of vesting service.
The Plan was also revised to permit the Company to make an additional discretionary matching contribution to be allocated as of the last day of the plan year for those participants who are employed on such date or who terminated during the year on or after attainment of age 65 or reaching retirement eligibility under their defined benefit plan, death, total and permanent disability, or termination resulting directly from job abolishment.
Also, effective January 1, 2010, all participants who are not eligible to accrue a benefit under any of the Company’s qualified defined benefit pension plans will be eligible for an annual non-elective employer contribution equal to 3% of the participant’s total compensation for the plan year, and will be eligible for a discretionary annual non-elective employer contribution in an amount determined by the Company, if any. In order to receive a non-elective employer contribution for a plan year, an eligible participant must be employed in a full-time equivalent position for the plan year or complete 1,000 hours of service during a plan year and be employed on the last day of the plan year or terminate employment during the plan year as a result of death, disability, retirement, or termination resulting from job abolishment. This non-elective contribution will vest after three years of vesting service.
Effective December 31, 2012, the American Water Heater Company 401(k) Retirement Savings Plan for Tennessee Division Manufacturing Bargaining Unit and A. O. Smith Savings Plan were merged with and into this Plan.
Effective as of midnight, December 31, 2014, the A. O. Smith Retirement Security Plan – Lochinvar and the A. O. Smith Retirement and Savings Plan for APCOM Employees were merged with and into the A. O. Smith Retirement Security Plan (Plan) to form a single plan within the meaning of Internal Revenue Code Section 414(I).
Effective midnight, December 31, 2018, employees of Aquasana, Inc. became eligible to participate in the A. O. Smith Retirement Plan, under the non-union employee provisions.

1. Description of Plan and Significant Accounting Policies (continued)
Contributions
The Plan is a defined contribution plan to which participants may make contributions of not less than 1% and up to 100% of their earnings. The Plan provides for all participant contributions to be made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant’s current wages for federal income tax purposes. The Internal Revenue Code has set a maximum of $19,500 for tax-deferred contributions that may be excluded for any individual participant in 2020 and $19,000 in 2019.
The Internal Revenue Code also allows additional catch-up contributions for participants age fifty or older. The maximum additional contribution allowed was $6,500 in 2020 and $6,000 in 2019. The Plan also provides for Company contributions in the form of matching contributions and non-elective contributions.
No federal income tax is paid on the participant and Company contributions and growth thereon until the participant withdraws them from the Plan.
Contributions from participants are recorded when the Company makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.
For non-union employees, the Company makes a matching contribution equal to 100% on the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation that is contributed to the Plan, for a maximum annual matching contribution of 3.5%. In addition to the matching contribution, the Company also makes a non-elective contribution of 3% of pay for certain participants. The Company will make a non-elective contribution for a participant for a plan year if the participant was not eligible to accrue a benefit under any defined benefit pension plan or money purchase pension plan sponsored or contributed to by the Company for such plan year, the participant was either employed as a full-time equivalent employee for the plan year or is credited with 1,000 hours of service for the plan year, and the participant was employed by the Company on December 31 of the plan year or terminated during the plan year after having attained age 65 (or retirement eligibility under and company defined benefit plan) or as a result of death, disability or job elimination.
Union employees receive a Company matching contribution equal to 50% of their contribution up to 4% of payroll period compensation.
Participant Account Provisions
A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:
a.Weekly for hourly participant contributions; semimonthly for salaried participant contributions.
b.Weekly for Company matching contributions for hourly participants; semimonthly for Company matching contributions for salaried participants
c.Annually for non-elective company contributions
d.Daily for a proportionate share of increases and decreases in the fair value of Plan assets
e.At the time of benefit distribution or withdrawal, which consist of the following:
i.Upon retirement, death, disability, or termination of employment resulting from permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. At age 72 (70 1/2 if you reach 70 1/2 before January 1, 2020), an account distribution election must be made.
ii.Upon termination of employment for other reasons, the balance in the separate account (reduced for non-vested Company contributions and growth thereon based on years of service) may be paid in a lump sum.
iii.An active participant age 59 1/2 or older may withdraw a lump sum of any amount up to the balance in the separate account, other than the employer’s non-elective contributions and earnings thereon.
iv.A non-union participant may withdraw all or any portion of the separate account attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions made prior to January 1, 2010, discretionary matching contributions, and earnings on these contributions may also be withdrawn if the participant has been employed by the Company for five full years of employment with the Company.

1. Description of Plan and Significant Accounting Policies (continued)
v.A non-union participant may withdraw at any time any amount attributable to participant contributions and earnings, to prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education, unreimbursed medical expenses, funeral costs, and repairs to principal residence). Withdrawals may not include earnings on 401(k) contributions posted to a participant’s account after 1988.
vi.A non-union participant may withdraw in a lump sum all participant contributions made as a result of the participant’s initial automatic enrollment in the Plan within the first 90 days of the commencement of the contributions.
vii.No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.
f.Daily for investment allocation changes made by participants.
Forfeitures arising from participant accounts are allocated to a Plan forfeiture account, which is reduced periodically to reduce future employer contributions or pay Plan expenses. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
Vesting
Participants of the Plan are immediately 100% vested in their own contributions to the Plan. Company matching contributions are 100% vested after two years of vesting service. Non-elective company contributions to the plan are 100% vested after three years of vesting service.
Notes Receivable from Participants
Participants may borrow from their Plan accounts (excluding employer non-elective contributions and earnings thereon) a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan’s Trustee.
Forfeited Accounts
At December 31, 2020 and 2019, forfeited non-vested accounts totaled $484,289 and $384,568, respectively. These accounts will be used to reduce future employer contributions or future administrative expenses of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.
Investment Valuation
At December 31, 2020 and 2019, all of the Plan’s assets are held in the A.O. Smith Corporation Master Trust (Master Trust). The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of the Plan.
U.S. GAAP provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

1. Description of Plan and Significant Accounting Policies (continued)
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Realized gains and losses and unrealized appreciation and depreciation of plan assets are reported in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.
Following is a description of the valuation methodologies used by the Master Trust for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Mutual funds: Shares held in mutual funds are valued at active market prices that represent the Net Asset Value (“NAV”) of shares held by the Master Trust at year end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.
Common/collective trusts: Valued at the NAV of shares of a bank collective trust held by the Master Trust at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Administrative Expenses
Expenses related to the administration of the Plan are paid out of the principal or income of the Plan. These amounts are netted with investment income on the Statements of Changes in Net Assets Available for Benefits. Administrative expenses totaled $333,048 and $359,393 for the years ended December 31, 2020 and 2019, respectively.
Payment of Benefits
Benefits are recorded when paid. As of December 31, 2020 and December 31, 2019, $156,946 and $57,699, respectively, were requested by participants but had not yet been paid from the Plan.
Reclassifications
Certain items in the prior year have been reclassified to conform to the presentation in the current year financial statements.
Subsequent Events
Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance June 16, 2021.
Roth Deferral Contributions
Effective January 1, 2021, non-union participants may also make contributions on an after-tax basis (Roth deferral contributions), subject to the same Internal Revenue Code limits when combined with their pretax contributions.

2. A. O. Smith Corporation Master Trust
The Plan assets are held in the A. O. Smith Corporation Master Trust at BMO Harris Bank, N.A. The Plan offers 24 investment vehicles in which participants may invest their account balances. If available, quoted market prices are used to value investments. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the plan at year end.
The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. As of December 31, 2020 and 2019, the Plan’s interest in the net assets of the Master Trust was 96.6% and 99.7%, respectively. Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2020, is as follows:

	December 31, 2020	December 31, 2020
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds:
American EuroPacific Growth Fund	$26,877,212	$26,021,859
Vanguard Institutional Index Trust Fund	65,943,258	59,322,999
Vanguard Total Bond Market Index Fund	9,637,512	8,123,802
Vanguard S&P Midcap 400 Index Fund	23,391,764	22,366,481
Wells Fargo Advantage Core Bond Fund	13,228,414	13,039,637
American Balanced Fund	25,015,872	24,701,466
Ishares Russell 2000 Small-Cap Index Fd	3,171,261	2,172,251
Vanguard Total Intl Stock Index Fd	2,577,500	1,821,102
Subtotal	169,842,793	157,569,597
b. Common/Collective Trusts:
A.O. Smith Stock Fund	17,667,129	17,641,248
A.O. Smith Fiduciary Fund	11,298,737	11,169,237
A.O. Smith Stable Asset Income Fund	108,963,036	107,451,087
A.O. Smith Delaware Investment Advisors Fund	22,057,690	21,934,851
A.O. Smith Congress Asset Management Fund	46,922,723	45,585,024
T. Rowe Price Retirement Blend 2060	2,946,898	2,929,142
T. Rowe Price Retirement Blend 2055	7,395,325	7,317,296
T. Rowe Price Retirement Blend 2050	11,254,664	11,127,036
T. Rowe Price Retirement Blend 2045	10,103,848	9,603,167
T. Rowe Price Retirement Blend 2040	16,766,865	16,487,098
T. Rowe Price Retirement Blend 2035	15,219,330	14,966,552
T. Rowe Price Retirement Blend 2030	29,816,799	29,748,312
T. Rowe Price Retirement Blend 2025	22,213,185	21,906,505
T. Rowe Price Retirement Blend 2020	16,630,924	16,361,479
T. Rowe Price Retirement Blend 2015	1,808,656	1,803,934
T. Rowe Price Retirement Blend 2010	4,128,436	4,128,436
Subtotal	345,194,245	340,160,404
d. Cash	49,389	49,389
Total	$515,086,427	$497,779,390

2. A. O. Smith Corporation Master Trust (continued)
The following are net appreciation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2020.

Net appreciation in fair value of investments	$53,499,971
Investment Income	2,350,015
Total	$55,849,986
Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2019, is as follows:

	December 31, 2019	December 31, 2019
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds:
American EuroPacific Growth Fund	$23,427,423	$23,340,220
Vanguard Institutional Index Trust Fund	59,700,140	59,275,347
Vanguard Total Bond Market Index Fund	5,430,262	5,430,262
Vanguard S&P Midcap 400 Index Fund	22,901,596	22,888,523
Wells Fargo Advantage Core Bond Fund	11,416,432	11,336,594
American Balanced Fund	26,254,567	26,229,328
Ishares Russell 2000 Small-Cap Index Fd	1,990,048	1,976,797
Vanguard Total Intl Stock Index Fd	1,316,345	1,310,389
Subtotal	152,436,813	151,787,460
b. Common/Collective Trusts:
A.O. Smith Stock Fund	17,129,991	17,119,276
A.O. Smith Fiduciary Fund	12,001,123	11,910,560
A.O. Smith Stable Asset Income Fund	91,590,313	91,429,986
A.O. Smith Delaware Investment Advisors Fund	23,962,921	23,884,262
A.O. Smith Congress Asset Management Fund	37,703,879	37,610,797
T. Rowe Price Retirement Blend 2060	1,394,178	1,394,177
T. Rowe Price Retirement Blend 2055	4,945,530	4,937,979
T. Rowe Price Retirement Blend 2050	8,100,002	8,073,550
T. Rowe Price Retirement Blend 2045	7,000,723	6,996,494
T. Rowe Price Retirement Blend 2040	12,579,916	12,536,849
T. Rowe Price Retirement Blend 2035	11,457,061	11,349,394
T. Rowe Price Retirement Blend 2030	23,814,498	23,787,807
T. Rowe Price Retirement Blend 2025	19,726,146	19,587,565
T. Rowe Price Retirement Blend 2020	15,497,267	15,497,267
T. Rowe Price Retirement Blend 2015	1,923,962	1,921,278
T. Rowe Price Retirement Blend 2010	4,153,588	4,153,588
Subtotal	292,981,098	292,190,829
d. Cash	688	688
Total	$445,418,599	$443,978,977
The following are net appreciation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2019.

Net appreciation in fair value of investments	$67,114,175
Investment Income	2,802,100
Total	$69,916,275

2. A. O. Smith Corporation Master Trust (continued)
The following summarizes the classification of investments by classification and method of valuation in accordance with U.S. GAAP:

		Assets at Fair Value as of December 31, 2020
Description	Total	Level 1	Level 2	Level 3
Cash	$49,389	$49,389	$—	$—
Mutual Funds	169,842,793	169,842,793	—	—
Total assets in the fair value hierarchy	169,892,182	$169,892,182	$—	$—
Investment measured at NAV (a)	345,194,245
Total investments, at fair value	$515,086,427

		Assets at Fair Value as of December 31, 2019
Description	Total	Level 1	Level 2	Level 3
Cash	$688	$688	$—	$—
Mutual Funds	152,436,813	152,436,813	—	—
Total assets in the fair value hierarchy	152,437,501	$152,437,501	$—	$—
Investment measured at NAV (a)	292,981,098
Total investments, at fair value	$445,418,599
(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2020 and 2019, respectively:

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$345,194,245	n/a	Daily	None

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$292,981,098	n/a	Daily	None
3. Income Tax Status
The Plan obtained its latest determination letter on July 23, 2012, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the Department of Labor or Internal Revenue Service. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in their separate account.

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks of loss such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Reported Financial Information
As discussed in Note 2, all of the Plan’s investments are held in a Master Trust. Assets held for investment purposes and 5% reportable transactions are reported at the Master Trust level and not at the Plan level. These schedules have been included in the Master Trust Form 5500 filing.

A. O. SMITH
RETIREMENT SECURITY PLAN
EIN 39-0619790, Plan 018
Schedule H, line 4i - Schedule of Assets Held (at End of Year)

December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value
*	Participant Loans	2.25%-8.00%	$—	$9,175,172
*Denotes a party-in-interest

See Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. O. Smith Retirement Security Plan
/s/ Tracey Seymour
Dated: June 16, 2021	Tracey Seymour
Retirement and Payroll Manager